Exhibit (a)(5)(F)

IN THE DISTRICT COURT OF SHAWNEE COUNTY, KANSAS

CIVIL DIVISION

JOHN SOLAK, Individually and on Behalf of	)	Civil Action No. 14C55
All Others Similarly Situated,	)	Div. 6
)
Plaintiff,	)	CLASS ACTION
)
vs.	)	AMENDED PETITION FOR BREACH OF
	)	FIDUCIARY DUTIES
CEC ENTERTAINMENT, INC., APOLLO	)
GLOBAL MANAGEMENT LLC, QUESO	)
HOLDINGS INC., Q MERGER SUB INC.,	)
RICHARD M. FRANK, MICHAEL H.	)
MAGUSIAK, GENERAL (RET.) TOMMY	)
FRANKS, TIM T. MORRIS, LOUIS P. NEEB,	)
CYNTHIA PHARR LEE, BRUCE M.	)
SWENSON, WALTER TYREE and	)
RAYMOND E. WOOLDRIDGE,	)
)
Defendants.	)
)
)

Plaintiff John Solak (“plaintiff”) by and through the undersigned counsel, individually and on behalf of all other similarly situated shareholders of CEC Entertainment, Inc. (“CEC” or the “Company”), brings the following Class Action Petition for Breach of Fiduciary Duties against CEC, members of CEC’s Board of Directors (the “Board” or “Individual Defendants”), Queso Holdings Inc., a Delaware corporation (“Parent”), Q Merger Sub Inc., a Kansas corporation (“Merger Sub”) and a direct wholly owned subsidiary of Parent, and Apollo Global Management, LLC (with Parent and Merger Sub, “Apollo”), arising out of their breaches of fiduciary duties and/or other violations of state law, and or the aiding and abetting thereof, in connection with Apollo’s attempt to purchase (through an affiliate) CEC for inadequate consideration (the “Proposed Buyout”) and to the detriment of CEC’s public shareholders. Plaintiff makes the following allegations upon knowledge as to plaintiff and upon information and belief (including investigation of counsel and review of publicly available information) as to all other matters, and alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought on behalf of the holders of the common stock of CEC, against CEC, its Board and Apollo for breaches of fiduciary duty and/or other violations of state law arising out of Apollo’s attempt to consummate the Proposed Buyout pursuant to an unfair process and for an unfair price. In pursuing the unlawful plan to sell the Company to Apollo, each of the defendants violated applicable law by breaching their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing, and/or by aiding and abetting said breaches.

2. CEC is a Kansas corporation headquartered in Irving, Texas. For over 30 years, CEC has served as the nationally recognized leader in family dining and entertainment. On January 16, 2014, CEC and Apollo announced that they had entered into a definitive agreement (the “Buyout Agreement”) whereby Apollo would acquire all of CEC’s outstanding stock through a cash tender offer at a mere $54.00 per share. The transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of more than 50% of the Company’s common shares. Pursuant to the Buyout Agreement, when the merger is complete, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent, and an indirect wholly owned subsidiary of AP VIII Queso Holdings, L.P. (the “Holding Partnership”), a Delaware limited partnership. All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”). Parent, Merger Sub, the Holding Partnership and Management VIII are affiliates of Apollo Global Management LLC, and thus following the Merger, Apollo will own and control the Company. The proposed price significantly undervalues the Company, and does not reflect the Company’s current value or its growth prospects.

3. The Proposed Buyout is the product of a flawed process that is designed to ensure the sale of CEC to Apollo on terms preferential to defendants and other CEC insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. Specifically, the Proposed Buyout and its related sale process were driven by conflicted CEC management and a conflicted financial advisor, Goldman Sachs & Co. (“Goldman Sachs”).

4. CMC management and the Board will collectively receive over $77 million in cash upon the deal’s close. The Company’s Executive Chairman Richard M. Frank (“Frank”) will obtain over $23.3 million for common stock and immediate vesting of restricted shares and Chief Executive Officer Michael H. Magusiak (“Magusiak”) will obtain over $27.2 million in cash for the same.

5. While CEC’s shareholders are being cut out of the picture, the Company’s management, including Magusiak and Frank, appear to be staying on board for the long term. Once the Merger is final, CEC will operate as a wholly-owned subsidiary of Apollo and will continue to be led by CEC’s existing management team. Thus, in being retained by Apollo, CEC’s management gets the best of both worlds: they can cash out their equity holdings and retain their current positions without being subject to the hassles and filing requirements of running a publicly traded company in a Sarbanes Oxley world. Despite these conflicts, the rest of the CEC Board never established a special committee and never once participated in discussions with potential acquirers. Instead, the other CEC Board members allowed the most conflicted parties to negotiate the Proposed Buyout with unfettered discretion.

6. Goldman Sachs was also grossly conflicted and served the needs of Apollo, rather than CEC shareholders. Apollo has retained Goldman Sachs on at least seven separate matters in the past two years alone including at least one matter simultaneous to CEC’s sale process. Apollo hired Goldman Sachs to run a sale process for the Apollo-owned CKE Inc. (“CKE”), the parent company of Hardee’s and Carl’s Jr. food chains, at the same time in late 2013 that CEC was contacting the same suitors. CKE and CEC were directly competing for private equity acquisition dollars and Goldman Sachs was incentivized to steer those dollars towards its favored and more lucrative client Apollo (and CKE) rather than CEC. At the same time, Goldman Sachs was disincentivized to take a hard stance in negotiations with Apollo on behalf of CEC shareholders, particularly where Goldman Sachs was advising an Apollo-owned company at the same time.

7. Despite these clear conflicts, Goldman Sachs’ tentacles reached into every aspect of the CEC sale process. It advised the CEC Board at every turn, engaged in discussions directly with potential acquirers without supervision, acted as the only supervision of management’s contacts with potential acquirers, and negotiated directly with Apollo and its advisors on everything from merger consideration to the various deal protection devices. Despite Goldman Sachs’ significant conflicts of interest the Board never attempted to place a check on the bank’s wide discretion or attempt to oversee its misconduct and bidder favoritism. CEC stockholders were directly harmed as a result.

8. The Proposed Buyout price drastically undervalues the Company’s prospects. Apollo’s tender offer price offers CEC shareholders an anemic 8.2% premium over CEC’s recent, January 9, 2014 high trading price of $49.89 per share. Moreover, CEC announced on October 31, 2013 that it plans to open as many as 15 company-owned stores in 2014, including three outlet relocations and one franchise acquisition, with capital spending projected at $70-$75 million. If the Proposed Buyout closes, it will be Apollo and not CEC’s shareholders that will benefit from CEC’s expansion.

9. Further, the Board eliminated any chance of a post-announcement offer by adopting, in connection with the Buyout Agreement, a poison pill. The so-called shareholder rights plan/poison pill is specifically designed to prevent any unsolicited buyout offers, and thus to block any alternative buyers from acquiring the Company. To further ensure the Company’s delivery into the hands of Apollo, defendants have placed the Proposed Buyout on an absurdly fast track, issuing an Offer to Purchase on the day of the announcement of the Proposed Buyout, January 16, 2014, and setting an offer deadline of February 14, 2014.

10. The Board members and senior management support the deal and will likely tender their shares to Apollo. In further breach of their duties, the Board members granted to Apollo an irrevocable right (the “Top-Up Option”), which will allow Apollo, once 1 share more than 50% of CEC’s outstanding shares has been tendered, to purchase from the Company enough shares so that Apollo will control one share more than 90% of the outstanding CEC shares, allowing Apollo – without a shareholder vote – to effect a short-form merger and cash out any shareholders who do not tender. Given that the Board and senior management control approximately 6% of CEC’s outstanding shares, only 44% of the shares outstanding need be tendered for the Proposed Buyout to close.

11. Furthermore, to ensure that Apollo, and only Apollo, acquires CEC, defendants included several deal protection devices in the Buyout Agreement. Although the Buyout Agreement allows a “go-shop” period, the provision is absurdly short – just 13 days – and meaningless because the deal includes protective measures designed to strongly discourage competing bidders. The measures include: (i) a no-shop clause; (ii) a matching-rights provision; and (iii) a termination-and-expense-fee provision requiring the Company to pay Apollo $30 million if the Proposed Buyout is terminated in favor of a superior proposal made during the go-shop period, and approximately $53 million if the Proposed Buyout is terminated in favor of a superior proposal made during the no-shop period. On February 4, 2014, the second and larger termination fee kicks into effect.

12. The unusually and highly preclusive combination of deal protection devices in the Merger Agreement has been criticized by nationally-respected deal commentators. In a New York Times article dated January 17, 2014, tilted “Apollo’s Rush to Get the Chuck E. Cheese Deal Done,” Professor Steven M. Davidoff noted that “Apollo Global Management is sprinting to acquire Chuck E. Cheese… . The deal contains a number of unusual provisions which seem to suggest that Apollo is concerned about a competing bid or a challenge.” Professor Davidoff explained that the poison pill “is an unusual step that seems at odds with Chuck E. Cheese’s obligations to its shareholders” and also noted that defendants confused Kansas law with Delaware law:

Unfortunately, rushing does create some errors. Chuck E. Cheese’s parent is a Kansas corporation and Apollo is required under the tender offer documents to describe shareholders’ appraisal rights. In the middle of describing Kansas appraisal rights in the tender offer to purchase, Apollo suddenly switches to discussing the text of the Delaware appraisal statutes and describes the Kansas statute as the “Delaware General Corporation Law.” Can we say oops?

13. The deal protection provisions in the Buyout Agreement, the poison pill and the Top-Up Option, separately and collectively, unduly bind the Board to the Proposed Buyout in breach of its fiduciary duties to CEC’s shareholders. In essence, the Proposed Buyout is solely designed to ensure that Apollo completes the Proposed Buyout despite the fact that the offer price called for in the Proposed Buyout is highly unfair to the shareholders of the Company.

14. Unless enjoined by this Court, defendants will consummate the Proposed Buyout, and plaintiff and the other CEC shareholders will forever lose their equity interest in the Company for an inadequate price, all to the irreparable harm of plaintiff and the other shareholders of CEC.

15. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Buyout. According to the defendants, the tender offer has commenced and will expire on February 14, 2014. Moreover, the deal protection devices, the poison pill and the Top-Up Option operate to block any other potential acquirers, rendering unlikely any alternative proposals to acquire CEC. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Buyout or, alternatively, rescind the Proposed Buyout in the event it is consummated.

PARTIES

16. Plaintiff John Solak is, and at all times relevant hereto was, a shareholder of CEC.

17. Defendant CEC is a Kansas corporation headquartered in Irving, Texas, and is sued herein as an aider and abettor.

18. Defendant Apollo Global Management LLC is a global alternative investment manager, and is sued herein as an aider and abettor.

19. Defendant Parent is a Delaware corporation and an affiliate of Apollo Global Management LLC, and is sued herein as an aider and abettor.

20. Defendant Merger Sub is a Kansas corporation and a wholly-owned subsidiary of Parent, and is sued herein as an aider and abettor.

21. Defendant Frank is CEC’s Executive Chairman, and is and at all times relevant hereto has been a member of the Board.

22. Defendant Magusiak is CEC’s President and CEO. He is and at all times relevant hereto has been a member of the Board.

23. Defendant General (ret.) Tommy Franks is and at all times relevant hereto has been a member of the Board.

24. Defendant Tim T. Morris is and at all times relevant hereto has been a member of the Board.

25. Defendant Louis P. Neeb is and at all times relevant hereto has been a member of the Board.

26. Defendant Cynthia Pharr Lee is and at all times relevant hereto has been a member of the Board.

27. Defendant Bruce M. Swenson is and at all times relevant hereto has been a member of the Board.

28. Defendant Walter Tyree is and at all times relevant hereto has been a member of the Board.

29. Defendant Raymond E. Wooldridge is and at all times relevant hereto has been a member of the Board.

30. The defendants named above in ¶¶21-29 are sometimes collectively referred to herein as the “Individual Defendants.”

JURISDICTION AND VENUE

31. Jurisdiction may be properly exercised by this Court over all defendants pursuant to K.S.A. §60-308(b). CEC has submitted to the jurisdiction of this Court as it is incorporated in Kansas. The members of the Board have submitted themselves to the jurisdiction of this Court by, among other things, acting as directors of CEC while approving the Proposed Buyout. Apollo and its affiliates have submitted themselves to this Court’s jurisdiction by transacting business in Kansas by virtue of, among other things, having entered into the Buyout Agreement with CEC.

32. Venue is proper in this County as CEC’s registered agent is located in this County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

33. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

34. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of CEC, are obligated under Kansas law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

35. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Buyout, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of CEC. Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class (as defined below), and are choosing not to provide shareholders with all the information necessary to make an informed decision in connection with the Proposed Buyout. As a result of defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their CEC common stock in the Proposed Buyout.

36. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Proposed Buyout, the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

THE PROPOSED BUYOUT

37. CEC is a Kansas corporation, headquartered in Irving, Texas, that for over 30 years, has served as the nationally recognized leader in family dining and entertainment. The Company and its franchisees operate a system of 577 Chuck E. Cheese’s stores located in 47 states and 10 foreign countries or territories. Currently, 522 locations in the United States and Canada are owned and operated by the Company. Each Chuck E. Cheese’s features musical and comic robotic entertainment, games, rides and play areas, as well as a variety of dining options, including pizza, sandwiches, wings, appetizers, a salad bar and desserts. Committed to providing a fun, safe environment, Chuck E. Cheese’s helps protect families through industry-leading programs such as Kid Check®.

38. Apollo Global Management LLC is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. Apollo Global Management LLC had assets under management of approximately $113 billion as of September 30, 2013, in private equity, credit and real estate funds invested across a core group of nine industries where it has considerable knowledge and resources.

The Sale Process Was Driven By Conflicted

CEC Management and Goldman Sachs

39. CEC’s senior management are seeking liquidity from the Proposed Buyout, as upon closing, they and the Board will collectively receive over $59 million in cash for common stock and over $18 million in cash for their restricted shares, for a total of over $77 million in cash being allocated to insiders alone. Most proxies and 14D-9s issued in connection with a merger specifically disclose the specific allocation of merger-related payouts on a per-insider basis. In contrast, the CEC Board chose otherwise and concealed the per-insider-allocation of riches. Based on information contained in an assortment of other public filings, however, it appears that Magusiak stands to gain a staggering $21 million in cash from common stock and over $6.2 million in cash from immediate vesting of restricted shares. Similarly, Frank stands to gain over $18 million in cash from common stock and over $5.3 million in cash from immediate vesting of restricted shares. The currently unvested restricted shares shall, upon the Proposed Buyout’s closing, become fully vested and immediately exercisable. These are benefits Magusiak and Frank would not have immediately received absent a sale of the Company.

40. While CEC’s shareholders are being cut out of the picture, the Company’s management, including Magusiak and Frank, appear to be staying on board for the long term. Once the Merger is final, CEC will operate as a wholly-owned subsidiary of Apollo and will continue to be led by CEC’s existing management team. As Lance Milken, Partner at Apollo Global Management LLC, stated in the announcement of the Proposed Buyout: “We look forward to partnering with CEC’s exceptional management team, talented employees and franchise partners to support the continued growth of the Company.” Thus, in being retained by Apollo, CEC’s management gets the best of both worlds: they can cash out their equity holdings and retain their current positions without being subject to the hassles and filing requirements of running a publicly traded company in a Sarbanes Oxley world.

41. On the other hand, if Frank and Magusiak choose not to stay with CEC and Apollo after the Merger, they will be paid millions in “modified single trigger” change-of-control payments. Specifically, each of Frank and Magusiak will receive a cash payments totaling $3,250,000 if their employment is discontinued for any reason (whether voluntary or not) after the Proposed Buyout. These payments act to incentivize Apollo to retain both Frank and Magusiak, as it appears is happening. The Proposed Buyout will be very lucrative for CEC management while leaving CEC public shareholders out in the cold.

42. Despite these conflicts, the rest of the CEC Board never established a special committee and never once participated in discussions with potential acquirers. Instead, the other

CEC Board members allowed the most conflicted parties to negotiate the Proposed Buyout with unfettered discretion.

43. As a result of these conflicts, and at management and Goldman Sachs’ insistence, the Board decided to embark on a sale process on October 9, 2013. Without the Board’s knowledge, Goldman Sachs and CEC management had already prepared full presentations for potential bidders and had instructed the Board’s legal counsel to prepare detailed confidentiality agreements with standstill provisions. Just two days later, on October 11, 2013, Goldman Sachs began contacting eighteen potential bidders, including seventeen financial buyers and just one strategic buyer. CEC has provided no justification or rationale for only contacting one strategic buyer, particularly given the significant number of large companies operating in the restaurant space without access to CEC’s market demographic.

44. From October 18 to November 7, 2013, CEC entered into confidentiality and standstill agreements with twelve parties, but the Schedule 14D-9 Solicitation/Recommendation Statement filed with the SEC (the “14D-9”) fails to disclose the particular terms of those standstill agreements. This failure is particularly problematic for shareholders given that it appears the standstill provisions reach past the announcement of the Proposed Buyout and prevent these additional parties from coming forward, in light of the fact that the Company had to eventually waive certain provisions of Party J’s standstill agreement in order to allow it to participate in CEC’s limited go-shop. The Board is contractually bound in the Merger Agreement from waiving all other standstill provisions with potential buyers.

45. Between November 14, 2013 and November 22, 2013, undisclosed “members of senior management” met with eight potential buyers, along with Goldman Sachs. No independent Board member bothered to attend these meetings, nor did legal counsel – instead, conflicted management and the conflicted Goldman Sachs were left alone and unsupervised in these conversations. The 14D-9 also does not indicate that any particular topic was off-limits and management/Goldman Sachs were free to impose their personal favoritisms, prejudices, and wants on potential buyers in the sale process. As a result, six parties dropped out shortly after these meetings without having the opportunity to meet with any non-management Board member or unconflicted financial advisor.

46. On November 26, 2013, Party J submitted an indication of interest at $55.00 to $60.00 per share and the same day, Apollo submitted a lower bid at $55.00 to $56.00 per share.

47. CEC management and Goldman Sachs then rolled out the red carpet for Apollo, to the exclusion of Party J, even though the mid-point of Apollo’s bid was lower than that of Party J. There was no permissible justification for doing so, both Apollo and Party J had met the Company’s requested bid deadline of November 26. CEC management and Goldman Sachs met in person with Apollo on December 12, 2013 and then in late December 2013 and early January 2014, CEC and Goldman Sachs provided significant additional due diligence to Apollo including the following information about the Company’s operations: (a) marketing strategy; (b) finance; (c) accounting and tax considerations; (d) information technology systems; (e) insurance programs; (f) human resource topics; (g) legal considerations; (h) strategy; (i) historical operating performance; and (j) projected operating performance. There is no indication in the 14D-9 that management or Goldman Sachs held similar discussions with Party J. Rather, CEC management and Goldman Sachs held just one additional meeting with Party J on December 19, 2013 and refused to engage in further discussions.

48. On December 27, 2013, Goldman Sachs, Magusiak, and Frank held a lengthy meeting with Apollo where they discussed, inter alia, Apollo’s “overall vision going forward” and plans for continued operation of CEC by existing management. Three days later, Goldman Sachs, Magusiak, and Tiffany B. Kice (the Company’s CFO) engaged in another unsupervised discussion with Apollo. No discussions occurred between CEC/Goldman Sachs and Party J during this period.

49. Party J had been treated by CEC and Goldman Sachs in a materially different and adverse manner as compared to the Company’s treatment of Apollo. Consequently, Party J dropped from the process and indicated it would not submit a final definitive offer for an acquisition of CEC.

50. On January 7, 2014, Apollo dropped its proposal to just $52.50 per share, citing four false pretenses for doing so. Specifically Apollo claimed: (a) that CEC’s same store performance weakened in the fourth quarter of 2013 (but the extreme weather of December 2013 impacted results and would not have a lasting effect on performance); (b) the Company would pay higher taxes going forward due to expiration of bonus depreciation (but CEC’s projections had already taken this into account); (c) CEC had a “trapped” cash balance in Canada unavailable without incurring additional taxes (but CEC also has foreign tax credits that would significantly offset any such penalty); and (d) that the Company lacked a Chief Marketing Officer (but anyone conducting diligence on CEC would have reviewed CEC’s Form 8-K filed with the SEC on November 8, 2013 and known that Scott McDaniel, CEC’s Chief Marketing Officer, had departed the Company). In addition to a drop in share price, Apollo also introduced the concept of the Acquisition Poison Pill in a revised draft merger agreement also dated January 7, 2014, based on the same false pretenses.

51. While the existing bid deadline would not expire until January 29, 2014, Apollo pushed the CEC Board and Goldman Sachs into expedited final negotiations in the first half of January 2014. Apollo revised its offer to just $54.00 per share on January 12 and convinced CEC to agree to the highly preclusive Acquisition Poison Pill, the limited go-shop, and the other Proposed Buyout terms as described herein. On January 9, 2014, Apollo publicly announced the recent final close of its newest flagship private equity fund, Apollo Investment Fund VIII, L.P. with $17.5 billion of commitments from third party investors. Apollo was seeking a quick and cheap first investment for its new investment fund, but the CEC Board and Goldman Sachs never attempted to use that opening as leverage to negotiate additional consideration for CEC shareholders. Instead, the CEC

Board agreed to the Proposed Buyout at just $54 per share on January 15, 2014 and, the very next day, Apollo commenced the Tender Offer. The Tender Offer is set to expire at 7:30 a.m. Central Time on February 14, 2014.

Goldman Sachs’ Significant Conflicts of Interest

52. Goldman Sachs prodded the Company into a sale process then funneled that process down to Goldman Sachs’ preferred acquirer, Apollo. Goldman Sachs’ influence on the sale process was pervasive and pernicious – Goldman Sachs advised the CEC Board at every turn in the process, it engaged in discussions directly with potential acquirers without supervision, it then acted as the only supervision of management’s contacts with potential acquirers, and it negotiated directly with Apollo and its advisors on everything from merger consideration to the various deal protection devices. Despite Goldman Sachs’ significant conflicts of interest, as discussed below, the Board never attempted to place a check on the bank’s wide discretion or attempt to oversee its misconduct and bidder favoritism. CEC stockholders were directly harmed as a result.

53. Goldman Sachs was conflicted in its negotiations and advice regarding the Proposed Buyout in light of its deep relationship with Apollo. Indeed, Apollo has retained Goldman Sachs on at least seven separate matters in the past two years alone, and while the 14D-9 does not disclose the amount Goldman Sachs received for those engagements, it is likely many times the $13 million that Goldman Sachs is receiving in connection with its role in advising CEC in the Proposed Buyout. In the past two years, Goldman Sachs’ work for Apollo has included representations of the following entities, all of which are (or were, at the relevant time period) owned by Apollo:

•	financial advisor to CKE Inc. in connection with its sale in December 2013;

•	financial advisor to Metals USA Holdings Corp. on its sale in April 2013;

•	joint bookrunner in the IPO of Norwegian Cruise Line Holdings Ltd. in January 2013;

•	joint bookrunner in the IPO of Berry Plastics Group in October 2012;

•	joint bookrunner in the IPO of Realogy Holdings Corp in October 2012;

•	financial advisor to AMC Entertainment regarding on its sale in September 2012; and

•	joint bookrunner in the IPO of Rexnord Corp. in March 2012.

54. Defendants admit in the 14D-9 that Goldman Sachs expects to continue its deep relationship with Apollo and may also provide similar services in the future. Moreover, the 14D-9 vaguely states that Goldman Sachs “may have” invested in affiliates of Apollo, but does not disclose the amounts and nature of such investments, particularly whether such investments include Apollo Management VIII, L.P. (which would mean that Goldman Sachs would profit directly based on the lowball price of the Proposed Buyout consideration). The 14D-9 also fails to disclose whether Goldman Sachs informed CEC management and/or the Board of its multiple conflicts of interest at the time of retention. Rather, it appears that the text of Goldman Sachs’ fairness opinion letter dated January 15, 2014 was the first time Goldman Sachs disclosed its conflicts to CEC. By then, of course, it was too late and the damage had been done.

55. To make matters worse, Apollo hired Goldman Sachs to run a sale process for the Apollo-owned CKE simultaneous to the CEC sale process. CKE is better known as the parent company of the Hardee’s and Carl’s Jr. food chains. On November 20, 2013, CKE announced that it had been acquired by Roark Capital Group $1.7 billion and according to Reuters, CKE also drew interest from TriArtisan Capital Partners and Pamplona Capital Management. CKE’s sale process lasted approximately five months and was also managed by Goldman Sachs.

56. While CKE and CEC may not be direct competitors, they were directly competing for private equity acquisition dollars, particularly from those PE firms interested in the restaurant space. Goldman Sachs was incentivized to steer those dollars towards its favored and more lucrative client Apollo (and CKE) rather than CEC, from whom it would receive no repeat business after the buyout. At the same time, Goldman Sachs was disincentivized to take a hard stance in negotiations with Apollo over the Proposed Buyout’s deal terms, particularly where it was advising an Apollo-owned company at the same time. Again, it does not appear that Goldman Sachs disclosed that it was simultaneously running a competing sale process until January 15, 2014.

Defendants and Goldman Sachs Designed the Merger

Agreement to Exclude AU Competing Buyers

57. The Buyout Agreement contains certain deal-protection provisions that essentially preclude superior competing proposals for the Company and ensure that Apollo does not lose its preferred position. First, the Board eliminated any chance of a post-announcement offer by adopting, in connection with the Buyout Agreement, a poison pill. The so-called shareholder rights plan/poison pill (the “Plan”) is specifically designed to prevent any unsolicited buyout offers, and thus to block any alternative buyers from acquiring the Company. Pursuant to the Plan, the Board declared a dividend of one preferred stock purchase right (each a “Right” and collectively, the “Rights”) on each outstanding share of the Company’s common stock as of January 26, 2014 (the “Record Date”). Each Right, once exercisable, will entitle shareholders to buy one ten-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $54.00 per Right, subject to adjustment. The Rights will be exercisable only if a person or group of affiliated or associated persons (other than Apollo or any of its affiliates or associates acting pursuant to the Buyout Agreement) (an “Acquiring Person”) acquires beneficial ownership of 10% or more of the Company’s common stock.

58. If an Acquiring Person acquires 10% or more of the Company’s outstanding common stock, the Rights will generally entitle the Company’s shareholders, other than the Acquiring Person and its affiliates, the opportunity to purchase, at the exercise price of the Right, such number of shares of CEC common stock having a current value of twice the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction after an Acquiring Person acquires 10% or more of the Company’s outstanding common stock, the Rights would generally entitle its holders, other than such Acquiring Person, the opportunity to purchase, at the exercise price of the Right, such number of shares of the common stock of such other party to the merger or other business combination having a current value of twice the exercise price of the Right. Of course the poison pill does not apply to Apollo in the Proposed Buyout.

59. Second, to further ensure the Company’s delivery into the hands of Apollo, defendants have placed the Proposed Buyout on an absurdly fast track, issuing an Offer to Purchase on the day of the announcement of the Proposed Buyout, January 16, 2014, and setting an offer deadline of February 14, 2014. In further breach of their duties, the Board members granted to Apollo the Top-Up Option, which will allow Apollo, once one share more than 50% of CEC’s outstanding shares has been tendered, to purchase from the Company enough shares so that Apollo will control one share more than 90% of the outstanding CEC shares (“Top-up Shares”), allowing Apollo -without a shareholder vote- to effect a short-form merger and cash out any shareholders who do not tender. Given that the Board and senior management control approximately 6% of CEC’s outstanding shares, only 44% of the shares outstanding need be tendered for the Proposed Buyout to close.

60. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Buyout as a coercive tender offer by granting Apollo the Top-Up Option, which, pursuant to the terms of the Buyout Agreement, will allow Apollo to acquire from CEC sufficient shares to effectuate a short-form merger, even if CEC’s minority shareholders fail to support the Proposed Buyout. The Top-Up Option itself is a sham, as it allows Apollo to purchase the Top-Up Shares with a promissory note payable in one year, i.e., well after the close of the resulting short-form merger.

61. Third, to ensure that Apollo, and only Apollo, acquires CEC, defendants included several other deal protection devices in the Buyout Agreement. Although the Buyout Agreement allows a “go-shop” period, the provision is absurdly short – just 14 days – and meaningless because the deal includes protective measures designed to strongly discourage competing bidders. The measures include: (i) a no-shop clause; (ii) a matching-rights provision; and (iii) a termination-and-expense-fee provision requiring the Company to pay Apollo $30 million if the Proposed Buyout is terminated in favor of a superior proposal made during the go-shop period, and approximately $53 million if the Proposed Buyout is terminated in favor of a superior proposal made during the no-shop period. On February 4, 2014, the second and larger termination fee kicks into effect.

62. Moreover, the limited and truncated go-shop process only applies to Party J, who had already been treated in a materially different and adverse fashion by CEC management and Goldman Sachs. It does not allow any other interested parties to participate and, indeed, directly forecloses their ability to do so by precluding the CEC Board from waiving the other standstill agreements. Moreover, even after Party J had been shunned by CEC management and Goldman Sachs, Apollo still needed over a month of due diligence between its December 12, 2013 diligence meeting and the January 16, 2014 announcement. Given that it took Apollo an additional month of due diligence, it hardly seems reasonable to expect Party J to complete its due diligence in the mere 14 days provided during the go-shop period. As expected, given the go-shop’s draconian terms, the go-shop closed on January 29, 2014 and Party J was unable to overcome the serious barriers and formulate a competing bid.

63. The unusual and highly preclusive combination of deal protection devices in the Merger Agreement has not gone unnoticed by the press and merger and deal academia. In a New York Times article dated January 17, 2014, tilted “Apollo’s Rush to Get the Chuck E. Cheese Deal Done,” professor Steven M. Davidoff noted that “Apollo Global Management is sprinting to acquire Chuck E. Cheese.... The deal contains a number of unusual provisions which seem to suggest that Apollo is concerned about a competing bid or a challenge.” The article states in full:

Apollo Global Management is sprinting to acquire Chuck E. Cheese.

The parent company of Chuck E. Cheese, CEC Entertainment, announced on Thursday that it would be acquired for $1.3 billion by Apollo, the private equity firm. The deal contains a number of unusual provisions which seem to suggest that Apollo is concerned about a competing bid or a challenge.

Apollo’s acquisition of the restaurant chain – known to many parents for its combination of food, games and arcade-like entertainment – is structured as a tender offer instead of a merger. This creates timing advantages since a tender offer can be completed 20 business days after its commencement. A merger requires a shareholder vote and therefore a proxy statement to be prepared and circulated and a shareholder meeting held, which typically takes two to three months.

Chuck E. Cheese’s parent company said that this merger was the best result for shareholders, and that it and its advisers carefully evaluated other options. “This transaction represents the successful conclusion of our extensive review of strategic alternatives,” Richard M. Frank, executive chairman of CEC, said in the news release.

Plenty of deals are done as tender offers, but Apollo started its tender offer on Thursday, the same day the deal was announced. In similar situations, the bidder usually lets a few days to a week elapse, as the lawyers rest up from the rush to get the deal signed and then turn to the tender offer papers.

This wasn’t the case here, no doubt to the chagrin of Wachtell, Lipton, Rosen & Katz and Paul, Weiss, Rifkind, Wharton & Garrison, the lawyers representing Apollo. They probably had more than the normal share of sleepless nights on this deal (Chuck E. Cheese’s parent company is represented by Weil, Gotshal & Manges).

Unfortunately, rushing does create some errors. Chuck E. Cheese’s parent is a Kansas corporation and Apollo is required under the tender offer documents to describe shareholders’ appraisal rights. In the middle of describing Kansas appraisal rights in the tender offer to purchase, Apollo suddenly switches to discussing the text of the Delaware appraisal statutes and describes the Kansas statute as the “Delaware General Corporation Law.” Can we say oops?

The deal also has a top-up option, which allows Apollo to acquire approximately 50 percent of the company in a tender offer and close at the same time, even if it does not reach the squeeze-out threshold of 90 percent.

In addition, the deal contains a so-called Burger King provision, termed thus because it was first used in 3G Capital’s 2010 acquisition of the parent company of Burger King. This provision allows Apollo to switch to a merger if the tender offer is not closed 45 days after its commencement.

Chuck E. Cheese must prepare the proxy for the merger and file it “promptly.” If the bid is delayed – perhaps because of a competing bid or more likely because of someone who agitates for a higher price – Apollo has the right to switch to a merger, which may make getting the deal done easier. Yes, I agree this seems like overkill, but why not when it is only lawyer time?

Other attributes of the deal also provide evidence that Apollo is worried about competition. The transaction has a go-shop provision, which permits Chuck E. Cheese to solicit other, superior bids. However, the go-shop is limited, mimicking a structure that Kirkland & Ellis first negotiated in Vista’s 2013 acquisition of Websense.

The go-shop in the Chuck E. Cheese deal is shorter than normal, lasting only 14 days instead of the normal 30-60 days. In addition, the go-shop is limited and applies only to unidentified bidders who were invited to make a proposal in the second round of Chuck E. Cheese’s sale process. These parties are not specifically named. The termination fee is reduced to about $22.75 million if a deal is signed with one of these parties by Feb. 4.

I suspect that the limited go-shop was used to persuade Chuck E. Cheese to end its sale process while it was still auctioning itself off. Instead, Apollo was allowed to pre-empt the auction. But the cost of doing so was limiting the go-shop period, which probably coincides with what would have been the end date of the auction. There is also the lower termination fee if other parties still decide to bid.

The end result is that Apollo has forced any competing bidders to move very fast if they want to come back into this process. But the bidders in the auction are already likely up to speed with the process.

It is not just other bidders Chuck E. Cheese and Apollo appear to be worried about. Chuck E. Cheese also announced on Thursday that it had adopted a low-threshold poison pill, which is triggered at the 10 percent level. The pill is likely not aimed at any competing bidders, but a hedge fund or other shareholder activist that may try and accumulate a stake to block the deal and agitate for a higher price.

This is an unusual step that seems at odds with Chuck E. Cheese’s obligations to its shareholders, but the issue has yet to be addressed by the Delaware courts. It should be noted here that this appears to be something Apollo demanded. The merger agreement provides that if Chuck E. Cheese waives a provision of the poison pill or redeems it, Apollo can terminate the deal and receive the full termination fee.

Finally, the termination fee is high here outside the go-shop process. The break-up fee is described in the merger agreement as 3.5 percent of the equity value plus the company’s debt of $385 million. That’s about $45 million.

It is unclear under Delaware law whether the starting point to evaluate if the break fee is too high is the deal’s enterprise value (debt plus equity) or equity value (just equity). If you calculate the fee based on equity value, it is a high figure of approximately 5 percent. But remember, Chuck E. Cheese is incorporated in Kansas, so who knows what is right?

As a kicker, there is also a $7 million expense reimbursement to be paid to Apollo, in addition to the termination fee, pushing the payout any competing bidder must make even higher.

Will this all work? Chuck E. Cheese’s shares closed on Thursday at $54.75 a share, higher than the offer price of $54 a share, so the market is not sure who will capture the chain and its mouse-like mascot.

64. In sum, the deal protection provisions in the Buyout Agreement, the poison pill and the Top-Up Option, separately and collectively, unduly bind the Board to the Proposed Buyout in breach of its fiduciary duties to CEC’s shareholders. In essence, the Proposed Buyout is solely designed to ensure that Apollo completes the Proposed Buyout despite the fact that the offer price called for in the Proposed Buyout is highly unfair to the shareholders of the Company.

The Proposed Buyout Price Is Inadequate

65. The Proposed Buyout price drastically undervalues the Company’s prospects. Apollo’s tender offer price offers CEC shareholders an anemic 8.2% premium over CEC’s recent, January 9, 2014 high trading price of $49.89 per share. Despite the Company’s strong and growing financials in the first half of 2013, the Proposed Buyout appears timed to take advantage of a temporary decline in CEC’s results, a decline which defendants have acknowledged has already turned to the positive.

66. Moreover, CEC announced on October 31, 2013, that it plans to open as many as 15 Company-owned stores in 2014, including three outlet relocations and one franchise acquisition, with capital spending projected at $70-$75 million. If the Proposed Buyout closes, it will be Apollo and not CEC’s shareholders that will benefit from CEC’s expansion.

67. CEC is well positioned to provide its shareholders with significant investment gains as a standalone entity. For the first three months of 2013, CEC reported strong and growing financial results from operations. On May 2, 2013, the Company reported that total revenues for the first quarter of 2013 (ended March 31, 2013) increased 3.4%, or $8.5 million, to $255.3 million from

$246.8 million for the first quarter of 2012. The increase primarily related to a 1.6% increase in comparable store sales, as well as additional revenue from six net new stores opened since the first quarter of 2012. Net income for the first quarter ended March 31, 2013 increased to $33.3 million compared to $32.3 million for the first quarter of 2012. Diluted earnings per share for the first quarter of 2013 were $1.90 compared to diluted earnings per share of $1.81 for the first quarter of 2012.

68. Commenting on the Company’s first quarter 2013 results, defendant Magusiak, CEC’s President and CEO, stated: “‘During the first quarter of 2013, our new value pricing, marketing and operational strategies were fully implemented for the first time. While we recognize that considerable uncertainty remains in the U.S. economy and that consumers continue to experience various financial pressures, we are encouraged by the 1.6% increase in comparable store sales this quarter.”’

69. For the second quarter and first six months of 2013 (ended June 30, 2013), the Company reported that total revenues for the second quarter of 2013 increased 5.2%, or $9.5 million, to $191.9 million from $182.4 million for the second quarter of 2012. The increase primarily related to a 2.9% increase in comparable store sales, as well as additional revenues generated from new store development. Net income for the second quarter ended June 30, 2013 increased 77.5%, or $3.1 million, to $7.2 million as compared to $4.1 million for the second quarter of 2012. Diluted earnings per share increased to $0.42 per share for the second quarter of 2013 from $0.23 per share for the second quarter of 2012. For the first six months of 2013, total revenues increased 4.2%, or $18.0 million, to $447.2 million as compared to $429.2 million for the first six months of 2012. The increase in total revenues was primarily related to a 2.2% increase in comparable store sales, as well as additional revenues generated from new store development. Net income for the first six months of 2013 increased 11.3%, or $4.1 million, to $40.5 million as compared to $36.4 million for the first six months of 2012. Diluted earnings per share for the first six months of 2013 increased to $2.34 per share as compared to diluted earnings per share of $2.05 for the first six months of 2012.

70. Commenting on the Company’s second quarter and first half 2013 results, defendant Magusiak stated: “Our management team is pleased with the revenue and profit results of the second quarter and first half of 2013. Revenue in the second quarter increased 5.2%, driven by our 2.9% growth in comparable store sales and new store development. The combination of increased revenue and the implementation of our profit strategies improved our store level operating margins by 250 basis points.... We believe that we have developed a solid plan to increase comparable store sales, grow our concept with both domestic and international new locations and improve our profitability. Our team is focused and dedicated to executing and continuously improving our strategy.”

71. During the third quarter of 2013, CEC experienced a temporary setback, which the Proposed Buyout seems timed to take advantage of. On October 31, 2013, CEC reported that total revenues for the third quarter of 2013 (ended September 29, 2013) decreased 0.4%, primarily related to a 2.1% decrease in comparable store sales and a 5.1% decrease in net income. Commenting on these results, defendant Magusiak noted the temporary nature of this decline and CEC’s bright future: ‘“I am disappointed in third quarter comparable store sales; however, our sales turned positive in the first four weeks of the fourth quarter. Our team remains committed to executing our strategic plan in a very high-quality manner. I believe that our capital expenditure plan to impact Company stores approximately every two years, in conjunction with new major attractions, will position us for success. I also believe that we have a significant opportunity to grow our concept with a combination of new locations both domestically and internationally.’”

The Materially Misleading 14D-9

72. Just six days after announcing the Proposed Buyout, CEC filed with the SEC a materially false and misleading 14D-9 that omitted several material facts regarding the Proposed Buyout, including:

(a) with respect to Goldman Sachs’ present value of future share price analysis, the specific IBES estimates used by Goldman Sachs for each of the years 2014 through 2016 and the individual value ranges resulting from the application of multiples to each year’s IBES estimate;

(b) with respect to Goldman Sach’s discounted cash flow analysis: (i) the definition of cash flow used as part of this analysis; (ii) whether cash flow included stock-based compensation expense; (iii) whether EBITDA as used in calculating the terminal value reflected the Adjusted EBITDA contained in the projections at page 33 of the 14D-9; (iv) whether EBITDA included stock-based compensation expense; (v) the specific implied perpetuity growth rates calculated for the terminal value; and (vi) whether Goldman Sachs or CEC management developed the sensitivity analysis assumptions;

(c) with respect to Goldman Sachs’ selected companies analysis: (i) whether Goldman Sachs prepared any benchmarking analyses in connection with the multiples; and (ii) Goldman Sachs’ rationale for not selecting and applying a representative range of multiples in connection with this analysis;

(d) with respect to Goldman Sachs’ selected transaction analysis: (i) whether Goldman Sachs prepared any benchmarking analyses in connection with the multiples; and (ii) Goldman Sachs’ rationale for not selecting and applying a representative range of multiples in connection with this analysis;

(e) the financial projections provided by CEC management and relied upon by Goldman Sachs for purposes of its final fairness opinion for the following items: (i) new stores opened; (ii) EBIT; (iii) cash taxes paid (or effective cash tax rate); (iv) changes in net working capital; (v) stock-based compensation expense; and (vi) unlevered free cash flow as used by Goldman Sachs;

(f) the specific projections provided by the Company to Goldman Sachs in February 2013;

(g) the specific projections provided by the Company to Goldman Sachs and “Bank B” from August to July 2013;

(h) the specific terms of the standstill agreements contained in the “long-form confidentiality agreements” between CEC and potential bidders;

(i) the date and content of specific discussions of continued employment by CEC management with potential buyers, particularly beyond just “compensation or employment agreements”;

(j) that a discussion of Apollo’s “overall vision going forward,” as discussed on December 27, 2013, included the potential retention of CEC management and their responses thereto;

(k) the specific prices per share contained in the “three in-bound indications of interest from third parties” that CEC received in 2013 and early 2014 and a description of the financial wherewithal of those companies;

(l) The specific price per share contained in Apollo’s November 14, 2013 indication of interest;

(m) the specific compensation received by Goldman Sachs for the engagements of Apollo portfolio companies listed on page 27 of the 14D-9;

(n) the specific investments made by affiliates of Goldman Sachs in Apollo and its affiliates, including Apollo Management VIII, L.P., as vaguely referenced on page 27 of the 14D-9; and

(o) the specific indications of interest, and responses thereto, received by CEC leading up to the exploration of strategic alternatives.

73. Unless enjoined by this Court, defendants will consummate the Proposed Buyout, and plaintiff and the other CEC shareholders will forever lose their equity interest in the Company for an inadequate price, all to the irreparable harm of plaintiff and the other shareholders of CEC.

74. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Buyout. According to the defendants, the Tender Offer has commenced and will expire on February 14, 2014. Moreover, the deal protection devices, the poison pill and the Top-Up Option operate to block any other potential acquirers, rendering unlikely any alternative proposals to acquire CEC. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Buyout or, alternatively, rescind the Proposed Buyout in the event it is consummated.

CLASS ACTION ALLEGATIONS

75. Plaintiff brings this action individually and as a class action pursuant to K.S.A. §60-223 on behalf of all holders of CEC common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

76. This action is properly maintainable as a class action.

77. The Class is so numerous that joinder of all members is impracticable. According to the Company’s recent U.S. Securities and Exchange Commission (“SEC”) filings, over 17 million shares of CEC common stock are outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.

78. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Buyout;

(b) whether the defendants are engaging in self-dealing in connection with the Proposed Buyout;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Buyout;

(d) whether the defendants are unjustly enriching themselves and other insiders or affiliates of CEC;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, candor and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives, including other offers for the Company or its assets;

(g) whether the Proposed Buyout compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

79. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

80. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

81. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

82. Plaintiff anticipates that there will be no difficulty in the management of this litigation. Notice can be provided to the Class by various means of communication in the mass media. Moreover, little contact with individual members of the Class will be necessary because the conduct of the defendants and not the conduct of the Class members is the primary issue in this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

83. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties

Against the Individual Defendants

84. Plaintiff repeats and realleges each allegation set forth herein.

85. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of CEC and have acted to put their personal interests ahead of the interests of CEC’s shareholders.

86. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly and recklessly and in bad faith are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in CEC stock.

87. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties by entering into the Proposed Buyout without regard to the fairness of the transaction to CEC’s shareholders.

88. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of CEC because, among other reasons, they failed to:

(a) ensure a fair process;

(b) fully inform themselves of the market value of CEC before entering into the Proposed Buyout;

(c) act in the best interests of the public shareholders of CEC common stock;

(d) maximize shareholder value;

(e) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Buyout; and

(f) act in accordance with their fundamental duties of good faith, due care and loyalty.

89. Because the Individual Defendants dominate and control the business and corporate affairs of CEC, and are in possession of private corporate information concerning CEC’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CEC which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

90. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly and recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

91. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed.

92. Unless the Proposed Buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, will not engage in arm’s-length negotiations on the Proposed Buyout’s terms, and will not supply to CEC’s shareholders sufficient information to enable them to make informed decisions regarding the tender of their shares in connection with the Proposed Buyout, and may consummate the Proposed Buyout, all to the irreparable harm of the members of the Class.

93. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty

Against CEC, Apollo Global Management LLC, Parent and Merger Sub

94. Plaintiff repeats and realleges each allegation set forth herein.

95. Defendants CEC, Apollo Global Management LLC, Parent and Merger Sub are sued herein as an aiders and abettor of the breaches of fiduciary duty outlined above by the Individual Defendants.

96. The Individual Defendants breached their fiduciary duties of loyalty, care, candor and good faith and fair dealing to CEC shareholders.

97. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants CEC, Apollo Global Management LLC, Parent and Merger Sub in aiding and abetting such breaches.

98. Defendants CEC, Apollo Global Management LLC, Parent and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of their fiduciary duties to CEC shareholders, and thus knowingly participated in such breaches.

99. Defendants CEC, Apollo Global Management LLC, Parent and Merger Sub provided substantial assistance to the Individual Defendants in their breach of their fiduciary duties to CEC shareholders.

100. As a result of defendants CEC, Apollo Global Management LLC, Parent and Merger Sub aiding and abetting the Individual Defendants’ breaches of fiduciary duties, plaintiff and the other members of the Class were damaged in that they were prevented from obtaining a fair price for their shares.

101. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiffs favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of CEC’s shareholders and to refrain from entering into any transaction until the process for the sale or merger of the Company is completed and the highest possible value is obtained;

D. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: January 30,2014	DOLLAR, BURNS & BECKER, L.C.
TIM E. DOLLAR #33123
THOMAS J. HERSHEWE #23236

/s/ Thomas J. Hershewe
Thomas J. Hershewe, #23236

1100 Main Street, Suite 2600
Kansas City, MO 64105
Telephone: 816/876-2600
816/221-8763 (fax)

ROBBINS GELLER RUDMAN
& DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 921 01
Telephone: 619/231-1058
619/231-7423 (fax)

RYAN & MANISKAS, LLP RICHARD A. MANISKAS 995 Old Eagle School Road, Suite 311 Wayne, PA 19087 Telephone: 484/588-5516 484/450-2582 (fax) Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I hereby certify that on this 30th day of January, 2014, I served the foregoing by U.S. mail, postage prepaid, to:

R. Patrick Riordan

Gay, Riordan, Fincher, Munson & Sinclair, PA

3500 SW Fairlawn Road, Suite 210

Topeka, KS 66614

Joseph S. Allerband

Weil, Gotshal & Manges, LLP

767 Fifth Avenue

New York, NY 10153

ATTORNEYS FOR DEFENDANTS RICHARD M. FRANK, MICHAEL H. MAGUSIAK, TOMMY FRANKS, TIM T. MORRIS, LOUIS P. NEEB, CYNTHIA PHARR LEE, BRUCE M. SWENSON, WALTER TYREE, RAYMOND E. WOOLRIDGE AND CEC ENTERTAINMENT,, INC.

Leigh Lasky

Lasky & Rifkind, Ltd.

351 W. Hubbard Street, Suite 401

Chicago, IL 60654

ATTORNEYS FOR APOLLO GLOBAL MANAGEMENT, LLC

/s/ Thomas J. Hershewe
ATTORNEYS FOR PLAINTIFF